June 18, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Structural Reforms at The Ginza Co., Ltd.

Shiseido has elected to exit the boutique business as part of a series of structural reforms at subsidiary The Ginza Co., Ltd. This structural reform is aimed to strengthen the Group's overall business base and improve value.

1. Overview of structural reforms

Under the three-year plan that started this fiscal year, Shiseido is striving to become a "Global Player that is representative of Asia with its origins in Japan." To facilitate future growth and achieve a position as a global company, Shiseido believes it is important to concentrate and combine a range of health and beauty resources from both inside and outside the company in order to disseminate Shiseido's unique information.

The Ginza's operations include a cosmetics sales business consisting of retail sales of group cosmetics and wholesale of cosmetics to duty-free shops at domestic airports, as well as a select fashion boutique business that sells clothing and fashion accessories from designer and original brands.

Shiseido plans to position The Ginza's flagship store, which was originally opened to sell cosmetics, as a source of the latest information, and orchestrate its evolution to create a strategic marketing vehicle. This positioning will take advantage of the prestigious location in Tokyo's Ginza district, where the company was founded. Subsequently, Shiseido will maximize marketing opportunity by feeding the know-how gained here into the company's main businesses of the domestic and overseas cosmetics business and other cosmetics-related businesses.

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2. Withdrawal from the boutique business

The Ginza's pioneering efforts in the select shop segment since its founding in 1975 have made its boutique business a key driver of Shiseido's image as a fashion company. However, Shiseido has elected to exit the business as part of the structural reforms described above. This decision reflects the loss of much of the competitiveness and unique character of the underlying business model due to significant changes in the market and the competitive environment. The specific date of withdrawal from the business will be determined in coordination with business partners on a store-by-store basis, with all operations in the segment to cease by the end of fiscal 2008. Of the 21 stores currently operated by The Ginza, 18 will be closed, leaving 3 shops specializing in cosmetics.

3. Immediate plans for The Ginza's flagship store

Shiseido expects to close The Ginza's flagship store in January 2009 as part of a plan to rebuild the aging The Ginza Building, where the store is currently located. For the time being, the store will reopen at a temporary location nearby. Shiseido ultimately plans to launch a new flagship store as a center for information after conducting a variety of experiments and trials at the temporary store.

4. Overview of The Ginza Co., Ltd. (as of March 31, 2008)

(1)	Company name:	The Ginza Co., Ltd.
(2)	Representative:	Takuu Kawashima
(3)	Location of head office:	7-8-10, Ginza, Chuo-ku, Tokyo
(4)	Date of establishment:	January 7, 1941
(5)	Main business:	Sales of cosmetics, clothing and accessories
(6)	Settlement period:	March 31
(7)	No. of employees:	286
(8)	Capital:	100 million yen
(9)	Total number of issued shares:	520,000
(10)	Shareholder composition:	Shiseido Co., Ltd. (96.9%)
(11)	Net sales:	9,628 million yen

5. Future outlook

The impact of the aforementioned dissolution on Shiseido's business results in the year ending March 2009 is minimal (consolidated and non-consolidated basis).

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.
(Tel: 03-6218-5200 Fax: 03-6218-5249)

END